Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 15

Media release

File N° 82-4093

Successful start to the new year. Investments in India and China create new growth potential.

- Higher sales volumes across all segments.
- Net sales up 70 percent to CHF 4.628 billion.
- 52 percent rise in operating EBITDA to CHF 1.001 billion.
- Operating profit advances 53 percent to CHF 627 million.
- Net income jumps 70 percent to CHF 273 million.

May 11, 2006

Group strength through global presence

All Group regions reported a very successful start to the 2006 financial year. The global economy continued to expand at a favorable pace, thereby ensuring that demand for building materials also remained robust. Sales and quantities delivered rose in all segments. Sustained solid internal growth and the newly consolidated companies in the UK, the USA and India were responsible for this result.

Deliveries of cement were up by 24.7 percent year-on-year. Sales of aggregates rose significantly, recording an impressive 89.6 percent increase, and volumes of ready-mix concrete sold also achieved an above-average increase of 44.4 percent. Thanks to Aggregate Industries whose sales in the previous year were only incorporated into the consolidated accounts as of April, both segments in Europe and North America posted the strongest growth in percentage terms.

Group in million CHF	1st quarter 2006	1st quarter 2005[1]	+/-%
Net sales	4,628	2,730	+69.5
Operating EBITDA	1,001	658	+52.1
Operating profit	627	411	+52.6
Net income	273	161	+69.6
Cash flow from operating activities	(107)	77	-239.0

1 Adjusted in line with IAS 21 amended.

Consolidated net sales improved by 69.5 percent to CHF 4.628 billion. In many markets Holcim was able to lift the prices of products. Combined with the consistent implementation of programs to enhance efficiency and control costs, the Group could absorb the effects of higher energy and transport prices. Operating EBITDA grew by 52.1 percent to CHF 1.001 billion. The Group achieved net income of CHF 273 million, which represents an increase of 69.6 percent. In the construction materials business, cash flow from operating activities is subject to considerable seasonal fluctuation. This was further influenced by the first-time consolidation of Aggregate Industries. Weather conditions mean that the construction business in general and road

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construction in particular is very weak in the first few months of the year in the UK and the northern part of the USA. Traditionally Aggregate Industries have low sales volumes at this time of the year. Consolidated cash flow from operating activities was therefore in negative territory at CHF 107 million (first quarter 2005: +77). On a like-for-like basis, cash flow increased by CHF 40 million to CHF 117 million.

Stronger demand for cement in Europe

In the first quarter of 2006, economic expansion in Group region Europe was very satisfactory. Although heavy winter snow at the start of the year hindered construction activity in some market regions, virtually all regional companies reported higher sales of cement, aggregates and ready-mix concrete.

On the back of strong demand, sales volumes were solid in northern France and Switzerland. Thanks to an encouraging order book in the Hamburg region, Holcim Germany lifted sales of ready-mix concrete. At the same time, the company profited from cement exports to Aggregate Industries in the UK. Allowing for the normally weak first quarter, Aggregate Industries recorded gratifying volume growth in its home market in the United Kingdom. Demand also held up well in central and southeastern Europe. In Croatia, Romania and Bulgaria, the Group companies were able to increase deliveries in all segments. Alpha Cement in Russia also showed a pleasing development.

Overall, cement sales in this Group region rose by 7.3 percent to 5.9 million tonnes. Special mention must be made of the increase in sales of aggregates by 75 percent to 18.9 million tonnes and in sales of ready-mix concrete by 41.4 percent to 4.1 million cubic meters. The strong upturn is largely attributable to Aggregate Industries, whose results have been fully consolidated since April 2005. In the first quarter of 2006, this company alone posted sales in Europe of 6.7 million tonnes of aggregates, 0.6 million cubic meters of ready-mix concrete and 1.3 million tonnes of asphalt.

Europe in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	1,652	914	+80.7
Operating EBITDA	291	175	+66.3
Operating profit	162	92	+76.1

Operating EBITDA increased by a strong 66.3 percent to CHF 291 million, with internal operating EBITDA up by 28.6 percent. This success was mainly due to first-time consolidation of Aggregate Industries. Also particularly pleasing was the ongoing improvement in the performance of the Group companies in France, Spain and Russia.

In the period under review, Group region Europe made consistent progress in expanding its operating activities. The major project to increase clinker capacity at the Beli Izvor works in Bulgaria is moving ahead according to plan. In Romania, after the completion of the modernization of the Alesd plant Holcim started work on the construction of a new kiln line at the Campulung plant.

Dynamic construction activities in North America

The state of the North American construction industry remains very healthy. Thanks to the mild, dry winter, in many places building sites were able to work through the season without a break. This in turn generated additional demand for building materials.

In the USA, the recovery in commercial and industrial construction continues apace. The accelerated expansion and modernization of the country's transport infrastructure provided the main stimuli. In Canada too, demand picked up in the construction sector in the second half of 2005. Housing construction was surprisingly buoyant, and the continuation of various infrastructure projects helped to buttress the construction cycle.

Holcim US and St. Lawrence Cement posted strong appreciable gains in cement sales. At the same time, both companies were able to implement price adjustments in several market regions. Consolidated cement sales in Group region North America increased by 16.7 percent to 3.5 million tonnes.

The increase in sales volumes reflects the consolidation of the aggregate and ready-mix concrete deliveries of Aggregate Industries US. In the first quarter of the year, the new US Group company sold 7.1 million tonnes of aggregates, 0.7 million cubic meters of ready-mix concrete and 0.5 million tonnes of asphalt. Including the improved sales of the Canadian affiliate in the respective segments, the consolidated sales volumes of aggregates increased by 416.7 percent to 9.3 million tonnes and of ready-mix concrete by 266.7 percent to 1.1 million cubic meters.

North America in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	884	405	+118.3
Operating EBITDA	77	43	+79.1
Operating profit	(1)	2	-150.0

Thanks to the gratifying market development in North America, Holcim US and St. Lawrence Cement reported considerably stronger earnings and improved operating margins. However, Aggregate Industries always posts a loss in the first quarter. On balance, consolidated operating EBITDA nevertheless increased by a remarkable 79.1 percent to CHF 77 million. Internal operating EBITDA growth in Group region North America reached an impressive 137.2 percent.

At the end of March civil construction started at the new cement plant at Ste. Genevieve on the Mississippi. With an annual capacity of 4 million tonnes of cement, this site will further strengthen the cost leadership along the entire Mississippi-Missouri river system up to the Great Lakes as from 2009.

Continued growth in Latin America

Despite variations between the local markets, Group region Latin America has got off to a solid start in 2006. Oil-producing countries continued to profit from high energy prices, which led to substantially higher public earnings in Mexico, Ecuador and Venezuela. This favorable economic environment has also had a positive influence on construction activity, in particular private and public-sector housing and infrastructure projects.

Particularly Holcim Apasco in Mexico continued its robust performance of the second half of 2005 into the present year. Active throughout Mexico, this Group company recorded a strong advance in sales in all segments. Group companies in Central America, Venezuela and Ecuador also posted solid improvements in sales volumes. Cement sales of Holcim Colombia reached the previous year's record levels and prices improved. Holcim Brazil posted higher sales in all segments on the back of a modest pick-up in economic growth; however, prices are still under considerable pressure. Demand in the Argentine and Chilean markets is holding up well, and the Group companies Minetti and Cemento Polpaico delivered higher volumes of cement and ready-mix concrete.

Consolidated cement sales in Group region Latin America advanced by 18.5 percent to 6.4 million tonnes. Sales of aggregates increased 10.7 percent to 3.1 million tonnes, and deliveries of ready-mix concrete were up 26.3 percent to 2.4 million cubic meters. Holcim was able to sell substantially higher volumes in Brazil and Mexico.

Latin America in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	926	675	+37.2
Operating EBITDA	329	250	+31.6
Operating profit	263	192	+37.0

With a few exceptions, there has been a marked improvement in the results of Group companies in Latin America. Holcim Apasco and Holcim Ecuador recorded the strongest earnings growth. By contrast, Holcim Brazil had to accept an erosion of margins in the face of unremitting price competition. Despite this, operating EBITDA for Group region Latin America increased by 31.6 percent to CHF 329 million. The Group posted internal operating EBITDA growth of 16.8 percent.

Solid development in Africa Middle East

The diverse Group region Africa Middle East experienced a good economic environment in the first quarter of 2006. The construction industry benefited from strong demand particularly in the countries along the North African coast and in South Africa.

The expansion of the transport and tourism infrastructure and the construction of public housing had a positive effect on the cement sales of Holcim Morocco and Egyptian Cement. Although the construction sector in Lebanon stagnated, the local Group company sold more cement. Private resellers continue to export cement, and Holcim Lebanon, too, was able to increase sales to neighboring countries. The sales volumes of Group companies in the Indian Ocean region also improved. Road and housing construction were the prime drivers of growth on La Réunion. In Madagascar, there was no sign of an end to the crisis in the building sector. Construction activity picked up a little in West Africa. Although Holcim South Africa's sales were hit by heavy seasonal rainfall, delivery volumes matched the previous year's high levels.

On balance, cement sales in this Group region rose by 6.3 percent to 3.4 million tonnes. Aggregate and ready-mix concrete sales rose by 25 percent to 2.5 million tonnes and 25 percent to 0.5 million cubic meters, respectively.

Africa Middle East in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	466	379	+23.0
Operating EBITDA	151	127	+18.9
Operating profit	128	107	+19.6

In terms of profitability, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 18.9 percent to CHF 151 million, while internal operating EBITDA growth was 14.2 percent.

In the period under review, Holcim established a foothold in the lucrative building materials market of the United Arab Emirates (UAE). Holcim acquired a 25 percent interest in Abu Dhabi-based National Cement Factory, founded in 2005. The company has already started work on the construction of a grinding station with an annual capacity of 2 million tonnes of cement. This new plant is expected to come on stream in the second half of 2007 and will provide high-quality

cement for the booming construction market. Holcim has an option to increase its participation to 50 percent after the first full year of operations.

The project to expand the capacity of the grinding station in Famagusta was successfully completed. As a result, Holcim Lebanon can ship additional quantities of clinker to northern Cyprus.

Robust building activity in Asia Pacific
In Group region Asia Pacific the construction sector posted a further improvement in the first quarter of 2006. However, higher energy prices, rising interest rates and local factors have had a moderating effect on economic growth in some countries.

India, the Group's newest market, continues to boom. Ambuja Cement Eastern and since February first-time consolidated ACC Limited – formerly The Associated Cement Companies Ltd. – both reported substantially higher sales. Demand for building materials has been fueled by private and public residential construction and major infrastructure projects. Cement sales also rose in Sri Lanka and Bangladesh. In Thailand, Siam City Cement managed to compensate for lower domestic sales with higher cement exports. Group companies in Vietnam and Indonesia focused on higher-margin deliveries and accepted a temporary decline in sales volumes. Thanks to the boom in commercial construction and increasing infrastructure investment, Cement Australia was able to match the high volumes achieved in the year-ago period. Holcim New Zealand, however, reported a moderate decline in volumes in all segments.

The marked expansion of 48.5 percent in cement sales to 10.1 million tonnes is explained by the first-time consolidations in India. In the aggregates segment, deliveries declined by 12.5 percent to 0.7 million tonnes. Sales of ready-mix concrete increased, though. This is primarily the consequence of enhanced vertical integration on the part of Siam City Cement in the Bangkok region and the recent consolidation of ACC in India.

Asia Pacific in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	862	495	+74.1
Operating EBITDA	217	117	+85.5
Operating profit	141	72	+95.8

The Group's operating EBITDA rose sharply by 85.5 percent to CHF 217 million. The significantly higher result mainly reflects the expanded scope of consolidation and the good performance in India. The strong operating improvements in Indonesia, Malaysia, Sri Lanka and Bangladesh were compensated by a weaker demand in Australia and New Zealand as well as higher distribution costs in Thailand and the Philippines. On a like-for-like basis operating EBITDA was maintained on the previous year's first quarter level.

Consistent focus on sustained growth strategy
In the first quarter of 2006, Holcim maintained its consistent focus on its global growth strategy by embarking on two important steps in its expansion.

Thanks to the outstanding strategic partnership in India, Holcim was able to acquire a substantial stake in Gujarat Ambuja Cements from the founder families at the beginning of the year. This company operates mainly in the North and West of the country and today owns 4 cement plants and 2 grinding stations with a total capacity of 14 million tonnes of cement a year. In the meantime, Holcim has a 14.8 percent stake in Gujarat Ambuja Cements.

Holcim is now participating in this dynamic growth market with a total cement capacity of 34 million tonnes; an additional 4 million tonnes will go on stream in the next 18 months.

Acquisition of a leading position in China

Parallel to the developments in India, Holcim has been given the opportunity to acquire a majority shareholding in Huaxin Cement in China.

With a current annual capacity of 22 million tonnes of cement, Huaxin Cement is one of the most progressive cement groups in the country. To enable it to continue to participate in the dynamic growth of the Chinese cement market, the Board of Directors of Huaxin Cement decided to increase the company's share capital through a private placement. Holcim will acquire all of the newly created shares. The General Meeting of Huaxin Cement already approved this private placement on April 7. On the assumption that Holcim will also receive the necessary permissions from the authorities, in the course of the year Holcim shall raise its participation in Huaxin Cement to 50.3 percent.

Huaxin Cement's home market is the Yangtze River Valley, particularly Hubei province in central China, but also Jiangsu province and Shanghai. The company's modern production facilities include 7 cement factories and 5 grinding stations. By the end of 2007 Huaxin Cement will bring on stream another 6 new kiln lines and an additional 3 grinding stations with a total annual capacity of 14 million tonnes of cement. The group will then have an overall capacity of 36 million tonnes.

Further growth in 2006

The building cycle is still intact, which will support demand in most countries at the current high levels. Holcim continues to take steps to enhance efficiency throughout the Group. Holcim's very solid positioning and the rapid integration of the recently acquired companies provide an excellent foundation for generating further solid growth in the future. The Board of Directors and Executive Committee expect a further improvement in results in the current financial year. The forecasts published in March 2006 for the 2006 financial year still hold in all respects. Internal operating EBITDA growth will be once again above the long-term average of 5 percent.

Key figures

Group Holcim January – March		2006	2005 [1]	+/-%	+/-% Lokalwährung
Annual cement production capacity	million t	179.4	160.4 [2]	+11.8	
Sales of cement and clinker	million t	27.8	22.3	+24.7	
Sales of mineral components	million t	1.1	0.9	+22.2	
Sales of aggregates	Million t	34.5	18.2	+89.6	
Sales of ready-mix concrete	million m^3	9.1	6.3	+44.4	
Sales of asphalt	million t	1.8			
Net sales	million CHF	4,628	2,730	+69.5	+58.1
Operating EBITDA	million CHF	1,001	658	+52,1	+40.6
Operating EBITDA margin	%	21.6	24.1		
EBITDA	million CHF	1,031	680	+51.6	+41.6
Operating profit	million CHF	627	411	+52.6	+40.4
Operating profit margin	%	13.5	15.1		
Net income	million CHF	273	161	+69.6	+57.8
Net income margin	%	5.9	5.9		
Net income attributable to equity holders of Holcim Ltd	million CHF	170	120	+41.7	+30.8
Cash flow from operating activities	million CHF	(107)	77	-239.0	-232.5
Cash flow margin	%	(2.3)	2.8		
Net financial debt	million CHF	14,063	12,693 [2]	+10.8	+10.8
Total shareholders' equity	million CHF	15,418	14,250 [2]	+8.2	+8.0
Gearing [3]	%	91.2	89.1 [2]		
Personnel	31.3.	78,717	59,901 [2]	+31.4	
Earnings per dividend-bearing share [4]	CHF	0.74	0.53	+39.6	+30.2
Earnings per share (fully diluted) [4]	CHF	0.74	0.53	+39.6	+30.2
Cash earnings per dividend bearing share [4] [5]	CHF	0.83	0.61	+36.1	+26.2

Principal key figures in USD (illustrative) [6]				
Net sales	million USD	3,560	2,314	+53.8
Operating EBITDA	million USD	770	558	+38.0
Operating profit	million USD	482	348	+38.5
Net income attributable to equity holders of Holcim Ltd	million USD	131	102	+28.4
Cash flow from operating activities	million USD	(82)	65	-226.2
Net financial debt	million USD	10,818	9,616 [2]	+12.5
Total shareholders' equity	million USD	11,860	10,795 [2]	+9.9
Earnings per dividend-bearing share [4]	USD	0.57	0.45	+26.7
Cash earnings per dividend bearing share [4] [5]	USD	0.64	0.52	+23.1

Principal key figures in EUR (illustrative) [6]				
Net sales	million EUR	2,967	1 761	+68.5
Operating EBITDA	million EUR	642	425	+51.1
Operating profit	million EUR	402	265	+51.7
Net income attributable to equity holders of Holcim Ltd	million EUR	109	77	+41.6
Cash flow from operating activities	million EUR	(69)	50	-238.0
Net financial debt	million EUR	8,901	8,137 [2]	+9.4
Total shareholders' equity	million EUR	9,758	9,135 [2]	+6.8
Earnings per dividend-bearing share [4]	EUR	0.47	0.34	+38.2
Cash earnings per dividend bearing share [4] [5]	EUR	0.53	0.39	+35.9

1 Adjusted in line with IAS 21 amended.
2 As of December 31, 2005.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of other intangible assets.
6 Income statement figures translated at average rate; balance sheet figures at year-end rate.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

This media release, the first quarter interim report 2006 and results presentation can be downloaded from www.holcim.com/presentations



File N° 82-4093

Strength. Performance. Passion.

First Quarter Interim Report 2006 Holcim Ltd

Key figures Group Holcim

January–March		2006	2005[1]	±%	±% local currency
Annual production capacity cement	million t	179.4	160.4[2]	+11.8	
Sales of cement	million t	27.8	22.3	+24.7	
Sales of mineral components	million t	1.1	0.9	+22.2	
Sales of aggregates	million t	34.5	18.2	+89.6	
Sales of ready-mix concrete	million m^3	9.1	6.3	+44.4	
Sales of asphalt	million t	1.8			
Net sales	million CHF	4,628	2,730	+69.5	+58.1
Operating EBITDA	million CHF	1,001	658	+52.1	+40.6
Operating EBITDA margin	%	21.6	24.1		
EBITDA	million CHF	1,031	680	+51.6	+41.6
Operating profit	million CHF	627	411	+52.6	+40.4
Operating profit margin	%	13.5	15.1		
Net income	million CHF	273	161	+69.6	+57.8
Net income margin	%	5.9	5.9		
Net income – equity holders of Holcim Ltd	million CHF	170	120	+41.7	+30.8
Cash flow from operating activities	million CHF	(107)	77	−239.0	−232.5
Cash flow margin	%	(2.3)	2.8		
Net financial debt	million CHF	14,063	12,693[2]	+10.8	+10.8
Total shareholders' equity	million CHF	15,418	14,250[2]	+8.2	+8.0
Gearing[3]	%	91.2	89.1[2]		
Personnel	31.3.	78,717	59,901[2]	+31.4	
Earnings per dividend-bearing share[4]	CHF	0.74	0.53	+39.6	+30.2
Fully diluted earnings per share[4]	CHF	0.74	0.53	+39.6	+30.2
Cash earnings per dividend-bearing share[4 5]	CHF	0.83	0.61	+36.1	+26.2

Principal key figures in USD (illustrative)[6]

Net sales	million USD	3,560	2,314	+53.8
Operating EBITDA	million USD	770	558	+38.0
Operating profit	million USD	482	348	+38.5
Net income – equity holders of Holcim Ltd	million USD	131	102	+28.4
Cash flow from operating activities	million USD	(82)	65	−226.2
Net financial debt	million USD	10,818	9,616[2]	+12.5
Total shareholders' equity	million USD	11,860	10,795[2]	+9.9
Earnings per dividend-bearing share[4]	USD	0.57	0.45	+26.7
Cash earnings per dividend-bearing share[4 5]	USD	0.64	0.52	+23.1

Principal key figures in EUR (illustrative)[6]

Net sales	million EUR	2,967	1,761	+68.5
Operating EBITDA	million EUR	642	425	+51.1
Operating profit	million EUR	402	265	+51.7
Net income – equity holders of Holcim Ltd	million EUR	109	77	+41.6
Cash flow from operating activities	million EUR	(69)	50	−238.0
Net financial debt	million EUR	8,901	8,137[2]	+9.4
Total shareholders' equity	million EUR	9,758	9,135[2]	+6.8
Earnings per dividend-bearing share[4]	EUR	0.47	0.34	+38.2
Cash earnings per dividend-bearing share[4 5]	EUR	0.53	0.39	+35.9

[1] Adjusted in line with IAS 21 amended.

[2] As of December 31, 2005.

[3] Net financial debt divided by total shareholders' equity.

[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[5] Excludes the amortization of other intangible assets.

[6] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Successful start to the new year. Investments in India and China create new growth potential.

To our shareholders

Group strength through global presence

All Group regions reported a very successful start to the 2006 financial year. The global economy continued to expand at a favorable pace, thereby ensuring that demand for building materials also remained robust. Sales and quantities delivered rose in all segments. Sustained solid internal growth and the newly consolidated companies in the UK, the USA and India were responsible for this result.

Deliveries of cement were up by 24.7 percent year-on-year. Sales of aggregates rose significantly, recording an impressive 89.6 percent increase, and volumes of ready-mix concrete sold also achieved an above-average increase of 44.4 percent. Thanks to Aggregate Industries whose sales in the previous year were only incorporated into the consolidated accounts as of April, both segments in Europe and North America posted the strongest growth in percentage terms.

Group in million CHF	1st quarter 2006	1st quarter 2005[1]	±%
Net sales	4,628	2,730	+69.5
Operating EBITDA	1,001	658	+52.1
Operating profit	627	411	+52.6
Net income	273	161	+69.6
Cash flow from operating activities	(107)	77	−239.0

[1] Adjusted in line with IAS 21 amended.

Consolidated net sales improved by 69.5 percent to CHF 4.628 billion. In many markets we were able to lift the prices of our products. Combined with the consistent implementation of programs to enhance efficiency and control costs, we could absorb the effects of higher energy and transport prices. Operating EBITDA grew by 52.1 percent to CHF 1.001 billion. The Group achieved net income of CHF 273 million, which represents an increase of 69.6 percent. In our business, cash flow from operating activities is subject to considerable seasonal fluctuation. This was further influenced by the first-time consolidation of Aggregate Industries. Weather conditions mean that the construction business in general and road construction in particular is very weak in the first few months of the year in the UK and the northern part of the USA. Traditionally Aggregate Industries have low sales volumes at this time of the year. Consolidated cash flow from operating activities was therefore in negative territory at CHF 107 million (first quarter 2005: +77). On a like-for-like basis, cash flow increased by CHF 40 million to CHF 117 million.

Stronger demand for cement in Europe

In the first quarter of 2006, economic expansion in Group region Europe was very satisfactory. Although heavy winter snow at the start of the year hindered construction activity in some market regions, virtually all regional companies reported higher sales of cement, aggregates and ready-mix concrete.

On the back of strong demand, sales volumes were solid in northern France and Switzerland. Thanks to an encouraging order book in the Hamburg region, Holcim Germany lifted sales of ready-mix concrete. At the same time, the company profited from cement exports to Aggregate Industries in the UK. Allowing for the normally weak first quarter, Aggregate Industries recorded gratifying volume growth in its home market in the United Kingdom. Demand also held up well in central and southeastern Europe. In Croatia, Romania and Bulgaria, our Group companies were able to increase deliveries in all segments. Alpha Cement in Russia also showed a pleasing development.

Overall, cement sales in this Group region rose by 7.3 percent to 5.9 million tonnes. Special mention must be made of the increase in sales of aggregates by 75 percent to 18.9 million tonnes and in sales of ready-mix concrete by 41.4 percent to 4.1 million cubic meters. The strong upturn is largely attributable to Aggregate Industries, whose results have been fully consolidated since April 2005. In the first quarter of 2006, this company alone posted sales in Europe of 6.7 million tonnes of aggregates, 0.6 million cubic meters of ready-mix concrete and 1.3 million tonnes of asphalt.

Europe in million CHF	1st quarter 2006	1st quarter 2005	±%
Net sales	1,652	914	+80.7
Operating EBITDA	291	175	+66.3
Operating profit	162	92	+76.1

Operating EBITDA increased by a strong 66.3 percent to CHF 291 million, with internal operating EBITDA up by 28.6 percent. This success was mainly due to first-time consolidation of Aggregate Industries. Also particularly pleasing was the ongoing improvement in the performance of our Group companies in France, Spain and Russia.

In the period under review, Group region Europe made consistent progress in expanding its operating activities. The major project to increase clinker capacity at the Beli Izvor works in Bulgaria is moving ahead according to plan. In Romania, after the completion of the modernization of the Alesd plant Holcim started work on the construction of a new kiln line at the Campulung plant.

Dynamic construction activities in North America

The state of the North American construction industry remains very healthy. Thanks to the mild, dry winter, in many places building sites were able to work through the season without a break. This in turn generated additional demand for building materials.

In the USA, the recovery in commercial and industrial construction continues apace. The accelerated expansion and modernization of the country's transport infrastructure provided the main stimuli. In Canada too, demand picked up in the construction sector in the second half of 2005. Housing construction was surprisingly buoyant, and the continuation of various infrastructure projects helped to buttress the construction cycle.

Holcim US and St. Lawrence Cement posted strong appreciable gains in cement sales. At the same time, both companies were able to implement price adjustments in several market regions. Consolidated cement sales in Group region North America increased by 16.7 percent to 3.5 million tonnes.

The increase in sales volumes reflects the consolidation of the aggregate and ready-mix concrete deliveries of Aggregate Industries US. In the first quarter of the year, the new US Group company sold 7.1 million tonnes of aggregates, 0.7 million cubic meters of ready-mix concrete and 0.5 million tonnes of asphalt. Including the improved sales of the Canadian affiliate in the respective segments, the consolidated sales volumes of aggregates increased by 416.7 percent to 9.3 million tonnes and of ready-mix concrete by 266.7 percent to 1.1 million cubic meters.

North America in million CHF	1st quarter 2006	1st quarter 2005	±%
Net sales	884	405	+118.3
Operating EBITDA	77	43	+79.1
Operating profit	(1)	2	−150.0

Thanks to the gratifying market development in North America, Holcim US and St. Lawrence Cement reported considerably stronger earnings and improved operating margins. However, Aggregate Industries always posts a loss in the first quarter. On balance, consolidated operating EBITDA nevertheless increased by a remarkable 79.1 percent to CHF 77 million. Internal operating EBITDA growth in Group region North America reached an impressive 137.2 percent.

At the end of March civil construction started at the new cement plant at Ste. Genevieve on the Mississippi. With an annual capacity of 4 million tonnes of cement, this site will further strengthen our cost leadership along the entire Mississippi-Missouri river system up to the Great Lakes as from 2009.

Continued growth in Latin America

Despite variations between the local markets, Group region Latin America has got off to a solid start in 2006. Oil-producing countries continued to profit from high energy prices, which led to substantially higher public earnings in Mexico, Ecuador and Venezuela. This favorable economic environment has also had a positive influence on construction activity, in particular private and public-sector housing and infrastructure projects.

Particularly Holcim Apasco in Mexico continued its robust performance of the second half of 2005 into the present year. Active throughout Mexico, this Group company recorded a strong advance in sales in all segments. Our Group companies in Central America, Venezuela and Ecuador also posted solid improvements in sales volumes. Cement sales of Holcim Colombia reached the previous year's record levels and prices improved. Holcim Brazil posted higher sales in all segments on the back of a modest pick-up in economic growth; however, prices are still under considerable pressure. Demand in the Argentine and Chilean markets is holding up well, and the Group companies Minetti and Cemento Polpaico delivered higher volumes of cement and ready-mix concrete.

Consolidated cement sales in Group region Latin America advanced by 18.5 percent to 6.4 million tonnes. Sales of aggregates increased 10.7 percent to 3.1 million tonnes, and deliveries of ready-mix concrete were up 26.3 percent to 2.4 million cubic meters. We were able to sell substantially higher volumes in Brazil and Mexico.

Latin America in million CHF	1st quarter 2006	1st quarter 2005	±%
Net sales	926	675	+37.2
Operating EBITDA	329	250	+31.6
Operating profit	263	192	+37.0

With a few exceptions, there has been a marked improvement in the results of Group companies in Latin America. Holcim Apasco and Holcim Ecuador recorded the strongest earnings growth. By contrast, Holcim Brazil had to accept an erosion of margins in the face of unremitting price competition. Despite this, operating EBITDA for Group region Latin America increased by 31.6 percent to CHF 329 million. The Group posted internal operating EBITDA growth of 16.8 percent.

Solid development in Africa Middle East

The diverse Group region Africa Middle East experienced a good economic environment in the first quarter of 2006. The construction industry benefited from strong demand particularly in the countries along the North African coast and in South Africa.

The expansion of the transport and tourism infrastructure and the construction of public housing had a positive effect on the cement sales of Holcim Morocco and Egyptian Cement. Although the construction sector in Lebanon stagnated, our local Group company sold more cement. Private resellers continue to export cement, and Holcim Lebanon, too, was able to increase sales to neighboring countries. The sales volumes of Group companies in the Indian Ocean region also improved. Road and housing construction were the prime drivers of growth on La Réunion. In Madagascar, there was no sign of an end to the crisis in the building sector. Construction activity picked up a little in West Africa. Although Holcim South Africa's sales were hit by heavy seasonal rainfall, delivery volumes matched the previous year's high levels.

On balance, cement sales in this Group region rose by 6.3 percent to 3.4 million tonnes. Aggregate and ready-mix concrete sales rose by 25 percent to 2.5 million tonnes and 25 percent to 0.5 million cubic meters, respectively.

Africa Middle East in million CHF	1st quarter 2006	1st quarter 2005	±%
Net sales	466	379	+23.0
Operating EBITDA	151	127	+18.9
Operating profit	128	107	+19.6

In terms of profitability, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 18.9 percent to CHF 151 million, while internal operating EBITDA growth was 14.2 percent.

In the period under review, we established a foothold in the lucrative building materials market of the United Arab Emirates (UAE). Holcim acquired a 25 percent interest in Abu Dhabi-based National Cement Factory, founded in 2005. The company has already started work on the construction of a grinding station with an annual capacity of 2 million tonnes of cement. This new plant is expected to come on stream in the second half of 2007 and will provide high-quality cement for the booming construction market. Holcim has an option to increase its participation to 50 percent after the first full year of operations.

The project to expand the capacity of the grinding station in Famagusta was successfully completed. As a result, Holcim Lebanon can ship additional quantities of clinker to northern Cyprus.

Robust building activity in Asia Pacific

In Group region Asia Pacific the construction sector posted a further improvement in the first quarter of 2006. However, higher energy prices, rising interest rates and local factors have had a moderating effect on economic growth in some countries.

India, the Group's newest market, continues to boom. Ambuja Cement Eastern and since February first-time consolidated ACC Limited – formerly The Associated Cement Companies Ltd. – both reported substantially higher sales. Demand for building materials has been fueled by private and public residential construction and major infrastructure projects. Cement sales also rose in Sri Lanka and Bangladesh. In Thailand, Siam City Cement managed to compensate for lower domestic sales with higher cement exports. Our Group companies in Vietnam and Indonesia focused on higher-margin deliveries and accepted a temporary decline in sales volumes. Thanks to the boom in commercial construction and increasing infrastructure investment, Cement Australia was able to match the high volumes achieved in the year-ago period. Holcim New Zealand, however, reported a moderate decline in volumes in all segments.

The marked expansion of 48.5 percent in cement sales to 10.1 million tonnes is explained by the first-time consolidations in India. In the aggregates segment, deliveries declined by 12.5 percent to 0.7 million tonnes. Sales of ready-mix concrete increased, though. This is primarily the consequence of enhanced vertical integration on the part of Siam City Cement in the Bangkok region and the recent consolidation of ACC in India.

Asia Pacific in million CHF	1st quarter 2006	1st quarter 2005	±%
Net sales	862	495	+74.1
Operating EBITDA	217	117	+85.5
Operating profit	141	72	+95.8

The Group's operating EBITDA rose sharply by 85.5 percent to CHF 217 million. The significantly higher result mainly reflects the expanded scope of consolidation and the good performance in India. The strong operating improvements in Indonesia, Malaysia, Sri Lanka and Bangladesh were compensated by a weaker demand in Australia and New Zealand as well as higher distribution costs in Thailand and the Philippines. On a like-for-like basis operating EBITDA was maintained on the previous year's first quarter level.

Consistent focus on sustained growth strategy

In the first quarter of 2006, Holcim maintained its consistent focus on its global growth strategy by embarking on two important steps in its expansion.

Thanks to our outstanding strategic partnership in India, we were able to acquire a substantial stake in Gujarat Ambuja Cements from the founder families at the beginning of the year. This company operates mainly in the North and West of the country and today owns 4 cement plants and 2 grinding stations with a total capacity of 14 million tonnes of cement a year. In the meantime, Holcim has a 14.8 percent stake in Gujarat Ambuja Cements.

Holcim is now participating in this dynamic growth market with a total cement capacity of 34 million tonnes; an additional 4 million tonnes will go on stream in the next 18 months.

File N° 82-4093

Acquisition of a leading position in China

Parallel to the developments in India, Holcim has been given the opportunity to acquire a majority shareholding in Huaxin Cement in China.

With a current annual capacity of 22 million tonnes of cement, Huaxin Cement is one of the most progressive cement groups in the country. To enable it to continue to participate in the dynamic growth of the Chinese cement market, the Board of Directors of Huaxin Cement decided to increase the company's share capital through a private placement. Holcim will acquire all of the newly created shares. We are glad to report that the General Meeting of Huaxin Cement already approved this private placement on April 7. On the assumption that Holcim will also receive the necessary permissions from the authorities, in the course of the year we shall raise our participation in Huaxin Cement to 50.3 percent.

Huaxin Cement's home market is the Yangtze River Valley, particularly Hubei province in central China, but also Jiangsu province and Shanghai. The company's modern production facilities include 7 cement factories and 5 grinding stations. By the end of 2007 Huaxin Cement will bring on stream another 6 new kiln lines and an additional 3 grinding stations with a total annual capacity of 14 million tonnes of cement. The group will then have an overall capacity of 36 million tonnes.

Further growth in 2006

The building cycle is still intact, which will support demand in most countries at the current high levels. Holcim continues to take steps to enhance efficiency throughout the Group. Holcim's very solid positioning and the rapid integration of the recently acquired companies provide an excellent foundation for generating further solid growth in the future. The Board of Directors and Executive Committee expect a further improvement in results in the current financial year. The forecasts published in March 2006 for the 2006 financial year still hold in all respects. Internal operating EBITDA growth will be once again above the long-term average of 5 percent.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

May 11, 2006

Consolidated statement of income of Group Holcim

January–March Million CHF	Notes	2006 Unaudited	2005[1] Unaudited	±%
Net sales	5	**4,628**	**2,730**	**+69.5**
Production cost of goods sold		(2,524)	(1,408)	
Gross profit		**2,104**	**1,322**	**+59.2**
Distribution and selling expenses		(1,068)	(654)	
Administration expenses		(388)	(248)	
Other depreciation and amortization		(21)	(9)	
Operating profit		**627**	**411**	**+52.6**
Other income net	7	21	12	
Share of profit of associates		14	1	
EBIT[2]		**662**	**424**	**+56.1**
Financial expenses net	8	(245)	(169)	
Net income before taxes		**417**	**255**	**+63.5**
Income taxes		(144)	(94)	
Net income		**273**	**161**	**+69.6**
Attributable to:				
Equity holders of Holcim Ltd		170	120	+41.7
Minority interest		103	41	
CHF				
Earnings per dividend-bearing share[3]		0.74	0.53	+39.6
Fully diluted earnings per share[3]		0.74	0.53	+39.6
Cash earnings per dividend-bearing share[3] [4]		0.83	0.61	+36.1

[1] Adjusted in line with IAS 21 amended.
[2] Earnings before interest and taxes.
[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd.
[4] Excludes the amortization of other intangible assets.

File N° 82-4093

Consolidated balance sheet of Group Holcim

Million CHF	31.03.2006	31.12.2005[1]	31.03.2005[1]
	Unaudited	Audited	Unaudited
Cash and cash equivalents	3,320	3,332	5,273
Marketable securities	166	37	26
Accounts receivable	3,386	3,325	2,950
Inventories	2,073	1,865	1,739
Prepaid expenses and other current assets	619	290	343
Total current assets	**9,564**	**8,849**	**10,331**
Financial assets	642	699	856
Investments in associates	1,296	1,391	638
Property, plant and equipment	21,506	19,767	18,040
Intangible and other assets	7,834	7,221	6,427
Deferred tax assets	345	184	235
Total long-term assets	**31,623**	**29,262**	**26,196**
Total assets	**41,187**	**38,111**	**36,527**
Trade accounts payable	1,882	2,190	1,532
Current financial liabilities	3,933	2,682	6,709
Other current liabilities	1,956	1,910	1,778
Total short-term liabilities	**7,771**	**6,782**	**10,019**
Long-term financial liabilities	13,616	13,380	11,617
Defined benefit obligations	587	552	496
Deferred tax liabilities	2,601	2,115	1,856
Long-term provisions	1,194	1,032	880
Total long-term liabilities	**17,998**	**17,079**	**14,849**
Total liabilities	**25,769**	**23,861**	**24,868**
Share capital	460	460	460
Capital surplus	3,973	3,967	3,956
Treasury shares	(52)	(59)	(64)
Reserves	7,297	7,099	5,083
	11,678	**11,467**	**9,435**
Minority interest	3,740	2,783	2,224
Total shareholders' equity	**15,418**	**14,250**	**11,659**
Total liabilities and shareholders' equity	**41,187**	**38,111**	**36,527**

[1] Adjusted in line with IAS 21 amended (unaudited).

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at January 1, 2005 (as reported)	**460**	**3,956**	**(488)**
Restatement as per January 1, 2005 (as per note 2)			
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			424
Remuneration paid in the form of stock options			
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at March 31, 2005[1] (unaudited)	**460**	**3,956**	**(64)**
Equity as at December 31, 2005 (as reported)	**460**	**3,967**	**(59)**
Restatement as per January 1, 2006 (as per note 2)			
Restated opening balances as at January 1, 2006 (unaudited)	**460**	**3,967**	**(59)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			7
Remuneration paid in the form of stock options		6	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at March 31, 2006 (unaudited)	**460**	**3,973**	**(52)**

[1] Adjusted in line with IAS 21 amended.

File N° 82-4093

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
29			**(29)**			
6,939	**(10)**	**(50)**	**(2,274)**	**4,605**	**2,178**	**10,711**
120[1]				120	41	161
			342[1]	342	77	419
		10		10		10
					(47)	(47)
6				6		430
					14	14
					(39)	(39)
7,065	**(10)**	**(40)**	**(1,932)**	**5,083**	**2,224**	**11,659**
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
0			**0**			
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
170				170	103	273
			19	19		19
		7		7		7
					(47)	(47)
2				2		9
						6
					11	11
					920	920
					(30)	(30)
8,342	**(1)**	**(18)**	**(1,026)**	**7,297**	**3,740**	**15,418**

Consolidated cash flow statement of Group Holcim

January–March Million CHF	2006 Unaudited	2005 Unaudited	±%
Operating profit[1]	**627**	411	+52.6
Depreciation and amortization of operating assets	374	247	
Other non-cash items	(109)	(43)	
Change in net working capital	(616)	(303)	
Cash generated from operations	**276**	312	−11.5
Dividends received	16	8	
Financial income net	(7)	1	
Interest paid	(162)	(116)	
Income taxes paid	(223)	(126)	
Other expenses	(7)	(2)	
Cash flow (used in) from operating activities (A)	**(107)**	77	−239.0
Purchase of property, plant and equipment	(489)	(256)	
Disposal of property, plant and equipment	27	11	
Purchase of financial assets, intangible and other assets	(748)	(3,672)	
Disposal of financial assets, intangible and other assets	268	86	
Cash flow used in investing activities (B)	**(942)**	(3,831)	+75.4
Dividends paid to minority shareholders	(47)	(50)	
Capital paid-in by minority interests	11	0	
Movements of treasury shares net	9	430	
Increase in current financial liabilities net	1,224	2,982	
Proceeds from long-term financial liabilities	435	2,098	
Repayment of long-term financial liabilities	(546)	(291)	
(In)Decrease in marketable securities	(45)	16	
Cash flow from financing activities (C)	**1,041**	5,185	−79.9
(De)Increase in cash and cash equivalents (A+B+C)	**(8)**	1,431	
Cash and cash equivalents as at January 1	**3,332**	3,730	
(De)Increase in cash and cash equivalents	(8)	1,431	
Currency translation effects	(4)	112	
Cash and cash equivalents as at March 31	**3,320**	5,273	

[1] For a reconciliation of operating profit to net income attributable to equity holders of Holcim Ltd, please refer to the consolidated statement of income of Group Holcim on page 8.

1 Basis of preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2005 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in accounting policies

Effective as from January 1, 2006, the International Accounting Standards Board (IASB) revised IAS 21 *The Effects of Changes in Foreign Exchange Rates* which led to the following IFRS change:

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2005), foreign exchange rate movements are recognized again directly in equity (currency translation effects) in respect of all qualifying intergroup equity loans irrespective of the currency of the loan. Prior to January 1, 2006, all foreign exchange rate movements on qualifying intergroup equity loans that were not denominated in either the functional currency of the borrower or lender were recognized directly in the statement of income. The effect of this amendment has resulted in an additional income statement charge of CHF 8 million within financial expenses net for the period January–March 2005. However, total shareholders' equity remained unchanged at December 31, 2005.

Effect of the adoption of new International Financial Reporting Standards

	Attributable to equity holders of Holcim Ltd	
Million CHF	Retained earnings	Currency translation effects
Equity as previously reported at December 31, 2004	**6,910**	**(2,245)**
Change in treatment of currency translation effects on intergroup loans	29	(29)
Restated opening balances as at January 1, 2005 (unaudited)	**6,939**	**(2,274)**
Equity as previously reported at December 31, 2005	**8,170**	**(1,045)**
Change in treatment of currency translation effects on intergroup loans	0	0
Restated opening balances as at January 1, 2006 (unaudited)	**8,170**	**(1,045)**

3 Changes in the scope of consolidation

Holcim acquired control of ACC Limited (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim holds 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	599	490
Property, plant and equipment	1,591	890
Other long-term assets	327	35
Current liabilities	(432)	(362)
Long-term provisions	(444)	(111)
Other long-term liabilities	(345)	(351)
Net assets	**1,296**	**591**
Minority interest	(863)	
Net assets acquired	**433**	
Total purchase consideration	**669**	
Fair value of net assets acquired	433	
Goodwill	**236**	

The initial accounting for ACC Limited was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 52 million to the Group for the period from January 24, 2006 to March 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

Holcim effectively controlled 100 percent of the shares of Aggregate Industries Limited for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Aggregate Industries Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	1,172	1,198
Property, plant and equipment	4,411	3,277
Other long-term assets	355	465
Current liabilities	(1,315)	(1,289)
Long-term provisions	(1,361)	(860)
Other long-term liabilities	(1,372)	(1,257)
Net assets	**1,890**	**1,534**
Minority interest	(9)	
Net assets acquired	**1,881**	
Total purchase consideration	**4,142**	
Fair value of net assets acquired	1,881	
Goodwill	**2,261**	

The goodwill is attributable to the favorable presence that Aggregate Industries Limited enjoys in the UK and US markets, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Aggregate Industries Limited has been consolidated as from the end of the first quarter 2005 and contributed CHF 134 million to the Group's net income in 2005. If the acquisition had occurred on January 1, 2005, Group net sales for the first quarter 2005 would have been CHF 710 million (based on unaudited financial statements) higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries Limited.

File N° 82-4093

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group now holds 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in ACC Limited at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Ambuja Cement India Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	173	174
Property, plant and equipment	130	76
Other long-term assets	704	652
Current liabilities	(33)	(34)
Long-term provisions	(44)	0
Other long-term liabilities	(14)	(19)
Net assets	**916**	**849**
Minority interest	(307)	
Net assets acquired	**609**	
Total purchase consideration	**808**	
Fair value of net assets acquired	609	
Goodwill	**199**	

The initial accounting for Ambuja Cement India Ltd. was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the favorable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 24 million to the Group in 2005. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) and net income would have been CHF 38 million and CHF 15 million higher, respectively.

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–March (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement														
Million CHF														
Net sales	1,652	914	884	405	926	675	466	379	862	495	(162)	(138)	4,628	2,730
Operating EBITDA[1]	291	175	77	43	329	250	151	127	217	117	(64)	(54)	1,001	658
Operating EBITDA margin in %	17.6	19.1	8.7	10.6	35.5	37.0	32.4	33.5	25.2	23.6			21.6	24.1
Operating profit	162	92	(1)	2	263	192	128	107	141	72	(66)	(54)	627	411
Operating profit margin in %	9.8	10.1	(0.1)	0.5	28.4	28.4	27.5	28.2	16.4	14.5			13.5	15.1
Capacity and sales														
Million t														
Production capacity cement[2]	47.2	47.2	22.3	22.3	34.9	34.9	15.3	15.3	59.7	40.7			179.4	160.4
Sales of cement	5.9	5.5	3.5	3.0	6.4	5.4	3.4	3.2	10.1	6.8	(1.5)	(1.6)	27.8	22.3
Sales of mineral components	0.4	0.3	0.4	0.3			0.2	0.2	0.1	0.1			1.1	0.9
Sales of aggregates	18.9	10.8	9.3	1.8	3.1	2.8	2.5	2.0	0.7	0.8			34.5	18.2
Sales of asphalt	1.3		0.5										1.8	
Million m^3														
Sales of ready-mix concrete	4.1	2.9	1.1	0.3	2.4	1.9	0.5	0.4	1.0	0.8			9.1	6.3

[1] Earnings before interests, taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2005.

5 Change in consolidated net sales

January–March	2006	2005
Million CHF		
Volume and price	481	19
Change in structure	1,105	40
Currency translation effects	312	(89)
Total	**1,898**	**(30)**

6 Change in consolidated operating EBITDA

January–March	2006	2005
Million CHF		
Volume, price and cost	165	(31)
Change in structure	102	22
Currency translation effects	76	(27)
Total	**343**	**(36)**

7 Other income net

January–March	2006	2005
Million CHF		
Dividends earned	3	2
Other financial income	8	11
Other ordinary income net	11	8
Depreciation and amortization of non-operating assets	(1)	(9)
Total	**21**	**12**

8 Financial expenses net

January–March	2006	2005
Million CHF		
Interest expenses	(233)	(165)
Fair value changes on financial instruments	(77)	2
Amortized discounts on bonds and private placements	(9)	(11)
Other financial expenses	(17)	(16)
Interest earned on cash and marketable securities	27	22
Foreign exchange gain (loss) net	64	(1)
Total	**(245)**	**(169)**

The position fair value changes on financial instruments includes a charge of CHF 85 million (2004: income of CHF 2 million) on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In the first quarter 2006, these changes were primarily driven by the increase of the underlying Holcim share price. This treatment does not apply to convertible bonds with the same conditions in Swiss Franc.

9 Bonds and private placements

As at March 9, 2006, Aggregate Industries Limited fully repaid the USD 10 million (7.9%, 1995–2007), the USD 100 million (4.37%, 2004–2011) and the USD 150 million (5.03%, 2004–2016) notes with fixed interest rates.

10 Contingent liabilities

No significant changes.

11 Post-balance sheet events

On January 27, 2006, Holcim acquired a 14.8 percent stake in Gujarat Ambuja Cements Ltd. from the founder families, which has been accounted for as an associated company since that date due to the significant influence in the entity. Under the Indian takeover code, Holcim was obliged to launch a mandatory public takeover offer for up to 20 percent of the shares of Gujarat Ambuja Cements Ltd., in which only a few shares were tendered. Subsequently, Gujarat Ambuja Cements Ltd. has joined the shareholders agreement, which is designed to transfer management control of Gujarat Ambuja Cements Ltd. to Holcim. Furthermore, three Holcim representatives have been elected to the Board of Gujarat Ambuja Cements Ltd. The total investment of Holcim in Gujarat Ambuja Cements Ltd. amounts to USD 477 million.

On May 3, 2006, the Board of Directors of Gujarat Ambuja Cements Ltd. and Ambuja Cement Eastern Ltd., a company fully consolidated by Holcim since April 2005, decided to merge. As a result of the merger, the equity interest of Holcim in Gujarat Ambuja Cements Ltd. will be increased to approximately 23 percent. The merger is subject to the approval of Gujarat Ambuja Cements Ltd. and Ambuja Cement Eastern Ltd. shareholders and the responsible authorities and is expected to close before year-end 2006.

On March 7, 2006, Holcim announced that it anticipates subscribing to a proposed capital increase by Huaxin Cement Co. Ltd., China. As a consequence, the participation of Holcim in Huaxin Cement Co. Ltd. would increase from 26.1 percent to 50.3 percent. Holcim expects to pay approximately USD 125 million for this shareholding.

On April 20, 2006, Holcim Ltd issued new notes of CHF 250 million with fixed interest rates (3%, 2006–2015). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 300 million with fixed interest rates (2.75%, 2006–2011) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim for refinancing purposes.

12 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–March			Closing exchange rates in CHF		
	2006	2005	±%	31.3.2006	31.12.2005	31.3.2005
1 EUR	1.56	1.55	+0.6	1.58	1.56	1.55
1 GBP	2.28	2.23	+2.2	2.26	2.26	2.25
1 USD	1.30	1.18	+10.2	1.30	1.32	1.20
1 CAD	1.13	0.97	+16.5	1.12	1.13	0.99
100 MXN	12.26	10.56	+16.1	11.93	12.37	10.67
1 ZAR	0.21	0.20	+5.0	0.21	0.21	0.19
100 INR	2.93	2.71	+8.1	2.92	2.91	2.73
100 THB	3.32	3.06	+8.5	3.36	3.21	3.06
1000 IDR	0.14	0.13	+7.7	0.14	0.13	0.13
100 PHP	2.52	2.15	+17.2	2.55	2.48	2.17
1 AUD	0.96	0.92	+4.3	0.93	0.96	0.93

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 23.9 billion at March 31, 2006.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

General meeting of shareholders	May 12, 2006
Dividend payment	May 16, 2006
Half-year results for 2006	August 24, 2006
Press and analyst conference for the third quarter 2006	November 8, 2006
Press and analyst conference on annual results for 2006	February 28, 2007
General meeting of shareholders	May 4, 2007

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

File N° 82-4093



Science Center Wolfsburg

Holcim is a worldwide leading supplier of cement and aggregates as well as downstream activities such as ready-mix concrete and asphalt including services. The Group is present in more than 70 countries on all continents.





File N° 82-4093